May 28, 2025

FILED VIA EDGAR

Mr. Aaron Brodsky

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Virtus ETF Trust II (the “Registrant”)
File Nos. 333-206600 and 811-23078

Dear Mr. Brodsky:

This correspondence responds to comments received by the undersigned from the staff of the U.S. Securities and Exchange Commission (the “Staff”) during a telephone conversation on May 5, 2025, with respect to Post-Effective Amendment No. 92 and Amendment No. 94 to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”).

The Registration Statement was filed pursuant to Rule 485(a)(2) under the Securities Act of 1933 (the “Securities Act”) on March 21, 2025, to register shares of the Virtus AlphaSimplex Global Macro ETF and the Virtus Stone Harbor International Bond ETF (each, a “Fund,” and together, the “Funds”). The Registrant will file a Post-Effective Amendment pursuant to Rule 485(b) under the Securities Act prior to or upon the Funds’ effectiveness to (i) reflect revisions discussed herein in response to your comments; (ii) make certain non-material changes as appropriate; and (iii) file exhibits to the Registration Statement.

Set forth below are the Staff’s comments and the Registrant’s responses thereto. Capitalized terms used and not defined herein have the meaning given to them in the Registration Statement.

Comment 1: Please provide a completed fee table for each Fund.

Response: The completed fee table and expense example for each Fund are provided below.

Virtus AlphaSimplex Global Macro ETF

FEES AND EXPENSES OF THE FUND
This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund (“Shares”). You may incur customary brokerage commissions, and may pay other fees to financial intermediaries, when buying or selling Shares of the Fund, which are not reflected in the table or example set forth below.

Shareholder Fees (fees paid directly from your investment):	None
Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment):
Management Fee[1]	0.80%
Other Expenses[2]	0.00%
Acquired Fund Fees and Expenses[2]	0.06%
Total Annual Fund Operating Expenses	0.86%
(1)	The management fee is structured as a “unified fee,” out of which the Fund’s investment adviser pays all of the ordinary operating expenses of the Fund, except for the following expenses, each of which is paid by the Fund: the Fund’s management fee; payments under any 12b-1 plan; taxes and other governmental fees; brokerage fees, commissions and other transaction expenses; interest and other costs of borrowing; litigation or arbitration expenses; acquired fund fees and expenses; and extraordinary or other non-routine expenses of the Fund.
(2)	“Other Expenses” and “Acquired Fund Fees and Expenses” are based on estimated amounts for the current fiscal year.

Example. This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain at current levels. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$90	$282

Virtus Stone Harbor International Bond ETF

FEES AND EXPENSES OF THE FUND
This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund (“Shares”). You may incur customary brokerage commissions, and may pay other fees to financial intermediaries, when buying or selling Shares of the Fund, which are not reflected in the table or example set forth below.

Shareholder Fees (fees paid directly from your investment):	None
Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment):
Management Fee[1]	0.45%
Other Expenses[2]	0.00%
Total Annual Fund Operating Expenses	0.45%
(1)	The management fee is structured as a “unified fee,” out of which the Fund’s investment adviser pays all of the ordinary operating expenses of the Fund, except for the following expenses, each of which is paid by the Fund: the Fund’s management fee; payments under any 12b-1 plan; taxes and other governmental fees; brokerage fees, commissions and other transaction expenses; interest and other costs of borrowing; litigation or arbitration expenses; acquired fund fees and expenses; and extraordinary or other non-routine expenses of the Fund.
(2)	“Other Expenses” are based on estimated amounts for the current fiscal year.

Example. This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain at current levels. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$47	$148

Comment 2: On page 1, the first paragraph of the “Principal Investment Strategy” section states in part that the “Virtus AlphaSimplex Global Macro ETF attempts to participate in macro trends across global markets.” Please define or provide examples of macro trends.

Response: The Registrant has revised the disclosure consistent with this comment.

Comment 3: On page 1, the first paragraph of the “Principal Investment Strategy” section states in part that the “Virtus AlphaSimplex Global Macro ETF attempts to participate in macro trends across global markets.” Please define "global."

Response: The Registrant has revised the disclosure consistent with this comment.

Comment 4: On page 1, the second paragraph on page 1 of the “Principal Investment Strategy” section states in part that the “Equity Sleeve is an actively managed portfolio that primarily consists of exchange traded funds.” Please add Acquired Fund Fees and Expenses line item in fee table, as appropriate.

Response: The Registrant has revised the disclosure consistent with this comment.

Comment 5: On page 2, under the “Futures Sleave” heading, please identify whether the Fund will invest in other types of derivatives.

Response: The Registrant has revised the disclosure consistent with this comment.

Comment 6: On page 2, the first paragraph of the “Principal Investment Strategy” section states in part that “models generate trading decisions based on either technical indicators (directional or non-directional) or fundamental Indicators.” Please define technical indicators and fundamental indicators.

Response: The Registrant has revised the disclosure consistent with this comment.

Comment 7: On page 2, under the “Equities Sleave” heading, disclose whether the Fund is attempting to capture macro trends with respect to only the futures sleeve or both the futures and equity sleeves.

Response: The Registrant has revised the disclosure consistent with this comment:

Comment 8: On page 2, the second paragraph of the “Principal Investment Strategy” section states in part that “AlphaSimplex has great flexibility to allocate the Fund’s derivatives exposure among various securities, indices, currencies, commodities and other instruments.” Please clarify the types of instruments in which the Fund will invest.

Response: The Registrant has revised the disclosure as follows consistent with this comment.

Comment 9: On page 2, the third paragraph of the “Principal Investment Strategy” section states in part that the Virtus AlphaSimplex Global Macro ETF “expects to gain its exposure to commodities and commodity related derivatives by investing in a wholly owned subsidiary organized under the laws of the Cayman Islands that will make commodity-related investments (the “Subsidiary”)”. The following comments relate to the use of the Subsidiary:

a.	Disclose if the subsidiary is investing in other assets that are primarily controlled by the Fund.

Response: The Subsidiary is not investing in other assets that are primarily controlled by the Fund. Accordingly, no additional disclosure is necessary.

b.	Disclose that the Fund complies with the provisions of the Investment Company Act governing investment policies (Section 8) on an aggregate basis with the subsidiary.

Response: The Registrant confirms that this disclosure is already included in the SAI under the heading, “Investment Limitations.”

c.	Disclose that the Fund complies with the provisions of the Investment Company Act governing capital structure and leverage (Section 18) on an aggregate basis with the subsidiary.

Response: The Registrant confirms that this disclosure is already included in the SAI under the heading, “Investment Limitations.”

d.	Disclose that each investment adviser to the subsidiary complies with provisions of the Investment Company Act relating to investment advisory contracts (Section 15) as an investment adviser to the Fund under Section 2(a)(20) of the Investment Company Act.

Response: The Registrant will add the requested disclosure in the SAI.

e.	Disclose any of the subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund.

Response: the Registrant confirms that the principal investment strategies and principal risk disclosures of the Fund reflect the aggregate operations of the Fund and the Subsidiary.

f.	Confirm in correspondence that the financial statements of the subsidiary will be consolidated with those of the Fund. If the financial statements will not be consolidated, please explain why not.

Response: The Registrant confirms that the financial statements of the Subsidiary will be consolidated with those of the Fund.

g.	Confirm in correspondence that the subsidiary and its board of directors will agree to inspection by the staff of the subsidiary’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.

Response: The Registrant confirms that the Subsidiary and its board of directors will agree to inspection by the Staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 under the Investment Company Act and the rules and regulations thereunder.

h.	In the Fund’s fees and expenses table, (i) under the management fees line item, include the subsidiary’s management fee (including any performance fee, if any), and (ii) under other expenses, include the subsidiary’s expenses.

Response: The Registrant acknowledges the staff’s comment and respectfully notes that the Subsidiary will not pay any management fees to the Adviser and there are no “Other Expenses” in the Fund’s fee table because of the unified fee structure under the Fund’s advisory agreement.

Comment 10: On page 2, the fourth paragraph of the “Principal Investment Strategy” section states in part that the “Equity Sleeve is an actively managed portfolio” and that the Fund’s “Equity Component investments are taken on a relatively passive, long-only, “buy-and-hold” basis.” Please reconcile these two statements.

Response: The Registrant has revised the disclosure consistent with this comment.

Comment 11: On page 3, in the “Principal Risks” section, consider adding small- and mid-cap risk disclosure.

Response: The Registrant has reviewed the Principal Risks disclosure and does not believe any additional risks are necessary.

Comment 12: On page 3, under “Volatility Management Risk” in the “Principal Risks” section please define "target volatility" and include it in the Principal Investment Strategy section.

Response: The Registrant has revised the Principal Risks disclosure consistent with this comment. The Registrant believes that additional disclosure in the Principal Investment Strategy section is not necessary.

Comment 13: On page 3, please confirm whether “Loan Participations and Assignment Risks” is a principal risk of the Fund.

Response: “Loan Participations and Assignment Risks” is not a principal risk of the Fund. Accordingly, the Registrant has removed that risk from the prospectus.

Comment 14: Under the “Principal Risks” section, please consider rather any risk disclosure regarding tariffs and their impact to global trade may be relevant.

Response: The Registrant has revised the disclosure consistent with this comment.

Comment 15: Please add the following ETF structural risk disclosure: Where all or a portion of the ETF’s underlying securities that trade in a market that is closed in which the ETF market is open, there may be changes in the last quote from its closed foreign market and the value of such securities during the ETF's domestic trading day. In addition please note that this could lead to differences in the market price of the ETF shares and the underlying value of those shares.

Response: The Registrant has included risk disclosure regarding this structural risk in the Principal Risks section under “Foreign Securities Risk.” The Registrant respectfully declines to add additional disclosure.

Comment 16: Please disclose supplementally the broad-based securities index the Fund will use for performance purposes.

Response: The Registrant intends to use FT Wilshire 5000 Index as its broad-based securities index.

Comment 17: On page 8, paragraph 4 of the “Principal Investment Strategies” section, please define duration.

Response: The Registrant has revised the disclosure consistent with this comment.

Comment 18: On page 8, paragraph 6 of the “Principal Investment Strategies” section, please clarify what is meant by "those or other geographic regions.”

Response: The Registrant has removed the referenced disclosure.

Comment 19: On page 12, in the sixth paragraph 6 paragraph of the “Additional Information Regarding the Fund’s Investment Objective, Strategies and Risks” section, it states in part that “the Fund does not intend to invest in physical commodities directly.” Consider restating to say that the Fund has a fundamental policy to not invest directly in commodities.

Response: The Registrant respectfully declines to make this change.

Comment 20: On page 15, in the seventh paragraph of the “Additional Information Regarding the Fund’s Investment Objective, Strategies and Risks” section, it states in part that futures “trading is speculative and volatile, and trading in the futures markets typically results in volatile performance.” Consider revising the first sentence in light of the fact that not all futures trading is speculative.

Response: The Registrant has revised the disclosure consistent with this comment.

* * * * *

We respectfully acknowledge that the Staff may have follow up questions. If you have any further comments or questions, please contact me at 860-503-1285 or by email at daphne.chisolm@virtus.com. Thank you for your attention to these matters.

Sincerely,

/s/ Daphne Chisolm

Daphne Chisolm